Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2007

Mr. Michael W. Taylor
Senior Vice President and Chief Financial Officer
America Service Group Inc.
105 Westpark Drive, Suite 200
Brentwood, Tennessee 37027

Re: **America Service Group Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-19673

Dear Mr. Taylor:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

   1. You disclosed that you enter into three types of contracts with correctional
       institutions. You also disclosed in note 7 that each of your correctional health
       care contracts is a component of an entity. Based on these disclosures and given
       that the profitability and exposure to loss under fixed fee, population based and

cost plus a fee can vary materially, please discuss and analyze in disclosure-type format trends and operating results according to the type of contract including:

- the percentage of fixed fee, population-based and cost plus a fee revenues in relation to total revenues, preferably in a tabular format for each period;

- the amount of contractual adjustments for each type of contract recognized in each period presented; and

- the gross margin for each type of contract.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue and Cost Recognition, page F-7

2. You make reference to independent valuation firms in several places in your filing, including Revenue and Cost Recognition on page F-7, "Contracts and other Intangibles" on page F-10, "Professional and General Liability Self-Insurance Retention" on page F-11, "Other Self-funded Insurance Reserves" on page F-12. This reference suggests to an investor that you are placing reliance on the firm. Please include the name or names of the valuation firm in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the valuation specialist must be provided in the '33 Act registration statement. Please advise.

Note 9 – Accounts Receivable, page F-17

3. You disclosed that you had $1.7 million of billed receivables due from clients whose contracts expired prior to January 1, 2006. You also disclosed that $.3 million of this amount relates to amounts due from clients whose contracts expired prior to January 1, 2005.   In addition, you disclosed that you had $.3 million of unbilled receivables from a former client under a risk sharing arrangement which remains unbillable at December 31, 2006 based on stated contract terms. Given the age of these receivables, the absence of an existing commercial relationship and the increased risk of collectibility, please provide in disclosure-type format the factors that lead you to believe that these receivables are collectible and that an allowance for doubtful accounts is not required.

4. You disclosed that you are in dispute with a current client over billed receivables in the amount of $1.8 million. You also disclosed that you have recorded contractual allowances of $1.2 million which you estimate as the amount due to

the client for staffing penalties under the contract. Please clarify in disclosure-type format the nature of the staffing penalties dispute and how you accounted for the staffing penalties. Clarify if you have the right of offset pursuant to FIN 39. In addition, please tell us why you believe no allowance for doubtful accounts is required to be recorded relating to the $1.8 million receivable.

5. You disclosed that you are in dispute with a current client over billed receivables in the amount of $1.1 million. You also disclosed that you have not provided an allowance for doubtful accounts since the risk of loss is not probable. Please provide in disclosure-type format the nature of the dispute and why you believe that these receivables are collectible.

6. You disclosed that you initiated three lawsuits to collect $1.7 million in accounts receivable due from Baltimore County, Maryland. Given that you have commenced litigation to collect these receivables please provide in disclosure-type format the factors that lead you to believe that you performed the services that are in dispute and why you believe that these receivables are collectible.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael W. Taylor
America Service Corp Inc.
September 20, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant